# Profit and Loss

## The Grateful Gourmet

### January-December, 2025

| DISTRIBUTION ACCOUNT | TOTAL |
|---|---:|
| **Income** | |
| Sales | 45,582.32 |
| **Total for Income** | **$45,582.32** |
| Cost of Goods Sold | |
| Cost of Goods Sold | 27,076.92 |
| **Total for Cost of Goods Sold** | **$27,076.92** |
| **Gross Profit** | **$18,505.40** |
| Expenses | |
| Advertising & Marketing | 3,127.13 |
| Bank Charges & Fees | 774.56 |
| Car & Truck | 807.72 |
| Contractors | 15,078.98 |
| Insurance | 740.10 |
| Job Supplies | 7,702.61 |
| Legal & Professional Fees | 311.24 |
| Legal & Professional Services | 1,374.72 |
| Meals & Entertainment | 384.80 |
| Office Supplies & Software | 2,293.71 |
| Other Business Expenses | 9,063.94 |
| Rent & Lease | 8,322.61 |
| Repairs & Maintenance | 1,306.27 |
| Utilities | 2,858.25 |
| **Total for Expenses** | **$54,146.64** |
| **Net Operating Income** | **-$35,641.24** |
| **Net Other Income** | |
| **Net Income** | **-$35,641.24** |